SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 18) *


                  __________Pioneer Group Inc______________
                            (Name of issuer)


                    __________Common Shares_______________
                        (Title of Class of Securities)


                  ______________723684106__________________
                             (CUSIP Number)

            Mr J Deighton, Mercury Asset Management plc
            33 King William Street, London EC4R 9AS     Tel No 0171 203 5744
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                                      27 March, 1997
            (Date of Event which Requires filing of this statement)
------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement           (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776                                                             Schedule 13D

CUSIP No. 723684106__________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)

                                                              (B)
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                          7       SOLE VOTING POWER

  NUMBER OF                       NONE
   SHARES
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY
    EACH                          NONE
  REPORTING
   PERSON                 9       SOLE DISPOSITIVE POWER

    WITH                          1,234,790

                         10       SHARED DISPOSITIVE POWER

11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES*

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      4.94%

14                    TYPE OF REPORTING PERSON*

                      IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

          The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group Inc (the "Company") whose principal executive offices are located at 60 State
Street,Boston,MA02109,1820 USA.   Its telephone number is (617) 742 7825.

Item 2.   Identity and Background

          This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

          Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

          Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

          The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

          Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.   Purpose of Transaction

          The Common Shares were acquired for the purpose of investment.

          (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

          Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

          (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalisation or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
          (4) of the Act; or

          (j) any action similar to any of those set forth above.

Item 5.   Interest in Securities of the Issuer

          (a) See Item 2 above.   Subject thereto, Mercury has dispositive
          power with respect to 1,234,790 Common Shares or approximately 4.94% of the Common Shares outstanding.

          (b) See Item 2 above.

          (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System
          (NASDAQ) National Market System.

          (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          None.


                         SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Date: 10 April, 1997





                                 for Mercury Asset Management plc.



                                 By /s/ James Stratford
                                    ---------------------------------
                                    Authorised Signatory
                                    James Stratford
ANNEX A

                              MERCURY ASSET MANAGEMENT plc.

Executive Officers                                           Principal
and Directors                     Business Address           Occupation      Citizenship
------------------                ----------------           ----------      -----------

Joint Chairman

David William James PRICE         33 King William Street,    Investment      British
(Joint Chairman)                  London, EC4R 9AS           Director

Stephen Anthony ZIMMERMAN         33 King William Street,    Investment      British
(Joint Chairman)                  London, EC4R 9AS           Director

Deputy Chairman

Carol GALLEY (Miss)               33 King William Street,    Investment      British
(Deputy Chairman)                 London, EC4R 9AS           Director

Christopher Nigel                 33 King William Street,    Investment      British
HURST-BROWN                       London, EC4R 9AS           Director
(Deputy Chairman)

Frederick David Stewart           33 King William Street,    Investment      British
ROSIER (Deputy Chairman)          London, EC4R 9AS           Director

Vice Chairman

Dr. Ross John BUNCE               33 King William Street,    Investment      British
(Vice Chairman)                   London, EC4R 9AS           Director

Andrew Searle DALTON              33 King William Street,    Investment      British
(Vice Chairman)                   London, EC4R 9AS           Director

Charles Vivian JACKSON            33 King William Street,    Investment      British
(Vice Chairman)                   London, EC4R 9AS           Director

Directors

Ian ARMITAGE                      33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Norman McLeod BACHOP              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Ian Christopher Simon BARBY       33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Stuart John BAXTER                33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Carol Consuelo BROOKE             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

John Loughlin CALLAHAN            33 King William Street,    Investment      American
(Director)                        London, EC4R 9AS           Director

David John CAUSER                 33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Thomas William George             33 King William Street,    Investment      British
CHARLTON                          London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON        33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Colin Martin CLARK                33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Nicholas James COATS              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Stephen Benedict COHEN            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

John Nicholas COTTON              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Graham Richard DIXON              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Charles Bowen FARQUHARSON         33 King William Street,    Company         British
(Company Secretary                London, EC4R 9AS           Secretary
& Director)                                                  & Director

Christopher Nigel Holland         33 King William Street,    Investment      British
FOSTER (Director)                 London, EC4R 9AS           Director

Seiichi FUKUYAMA                  33 King William Street,    Alternate       Japanese
(Director)                        London EC4R 9AS            Director

Peter John GIBBS                  33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Peter John Woodville              33 King William Street,    Investment      British
HARRISON (Director)               London, EC4R 9AS           Director

Paul HARWOOD                      33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Timothy John HASTON               33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Andrew Malcolm                    33 King William Street     Investment      British
HUNTER-JOHNSTON                   London, EC4R 9AS           Director
(Director)

Michael Francis Mostyn            33 King William Street,    Investment      British
Owen JODRELL                      London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting         33 King William Street     Investment      Danish
LEHMAN                            London, EC4R 9AS           Director
(Director)

Gary LOWE                         33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Roderick James MACLEOD            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL     33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Keith Richard MULLINS             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Masaru NISHIZAWA                  Hibiya Kokusai Building,   Investment      Japanese
(Director)                        2-2-3 Uchisaiwaicho,       Director
                                  Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY        33 King William Street,    Investment      Australian
(Director)                        London, EC4R 9AS           Director

Thomas Andrew OATES               33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Peter Vincent OLSBERG             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Roderick Louis PARIS              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

John PARSLOE                      33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Andrew Phillip PICKARD            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Ronald William PULLEN             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

John William RICHARDS             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Nicholas King RITCHIE             33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Alexander Frederick               33 King William Street,    Investment      British
James ROE (Director)              London, EC4R 9AS           Director

Richard George ROYDS              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Lynn Christine RUDDICK            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Clifford John SHAW                Warburg Asset Management   Investment      British
(Director)                        Japan Ltd.,                Director
                                  Hibiya Kokusai Building,
                                  7th Floor,
                                  2-2-3 Uchisaiwaicho,
                                  Chiyoda-ku, Tokyo 100

Ian Michael SLACK                 33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Peter William STANYER             33 King William Street     Investment      British
(Director)                        London, EC4R 9AS           Director

Rodney STEEL                      33 King William Street     Investment      British
(Director)                        London, EC4R 9AS           Director

Hugh Alexander STEVENSON          33 King William Street,    Chairman of     British
(Director)                        London, EC4R 9AS           Mercury Asset
                                                             Management
                                                             Group plc

Barry William WOOLF               33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Ewen Cameron WATT                 33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

James Edward MACPHERSON           33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Julius Lawrence Mark PURSAILL     33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Kenichi YOSHIDA                   33 King William Street,    Investment      Japanese
(Director)                        London, EC4R 9AS           Director

Stephen James THOMPSON            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director



                      MERCURY ASSET MANAGEMENT GROUP plc


Executive Officers                                           Principal
and Directors                     Business Address           Occupation      Citizenship
------------------                ----------------           ----------      -----------

Chairman

Hugh Alexander STEVENSON          33 King William Street,    Investment      British
(Chairman)                        London, EC4R 9AS           Director

Deputy Chairman

David William James PRICE         33 King William Street,    Investment      British
(Deputy Chairman)                 London, EC4R 9AS           Director

Stephen Anthony ZIMMERMAN         33 King William Street,    Investment      British
(Deputy Chairman)                 London, EC4R 9AS           Director

Vice Chairman

Carol GALLEY (Miss)               33 King William Street,    Investment      British
(Vice Chairman)                   London, EC4R 9AS           Director

Company Secretary

Charles Bowen FARQUHARSON         33 King William Street,    Company         British
(Secretary)                       London, EC4R 9AS           Secretary

Directors

Paul Graham BOSONNET              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

David John CAUSER                 33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Andrew Searle DALTON              33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Peter Stormonth DARLING           33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Hugh Jon FOULDS                   33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Christopher Nigel                 33 King William Street,    Investment      British
HURST-BROWN (Director)            London, EC4R 9AS           Director

Charles Vivian JACKSON            33 King William Street,    Investment      British
(Director)                        London, EC4R 9AS           Director

Frederick David Stewart           33 King William Street,    Investment      British
ROSIER (Director)                 London, EC4R 9AS           Director

John Charles Grayson              33 King William Street,    Investment      British
STANCLIFFE                        London, EC4R 9AS           Director
(Director)



ANNEX A




                    Mercury Asset Management Group plc


                              Directors Lists




                           CORPORATE INFORMATION



                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
------------------------   -----------------   ---------------   -------------

Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS
Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice










ANNEX  B


                               Pioneer Group Inc

                                 COMMON SHARES

                                           PRICE PER       DAILY
  DATE          PURCHASE       SALE          SHARE         TOTALS
--------        --------      -------      ---------      ---------

03.18.97                                   B/Fwd          1,249,790
03.19.97        5,000                      26.25          1,254,790
03.20.97                        3,000      26.625         1,251,790
03.27.97                       17,000      26.00          1,234,790